UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 26 February, 2010

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER, 2009

Lodged with the ASX under Listing Rule 4.2A
This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

RESULTS FOR ANNOUNCEMENT TO THE MARKET
				$’000

Revenues from ordinary activities	down	19.7%	to	5,116

Loss from ordinary activities after tax attributable to members	down	33.7%	to	(5,940)

Net Loss for the period attributable to members	down	33.7%	to	(5,940)

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Directors’ report for the half-year 31 December, 2009
Your directors submit their report for the half-year ended 31 December, 2009.

Directors
The names and qualifications of the directors that held office during the half-year and up to the date of this report, unless otherwise indicated, are as follows:-

Mr P A Johnston, Chairman and Non-Executive Director – Dip Eng (Production)
Mr C Naughton, Managing Director – BEc, LLB (employment ceased 1 December, 2009)
Professor A J Husband, Executive Director – PhD, DSc, FASN
Mr G Leppinus, Non-Executive Director – BEc, FCA
Professor P J Nestel, Non-Executive Director – AO, MD, FTSE, FRACP, FAHA, FCSANZ
Mr W D Rueckert, Non-Executive Director
Mr P B Simpson, Non-Executive Director – MPharm, PhC (retired 28 July, 2009)

Review of operations

Cash Resources

At the end of December 2009, the Group had total funds of $20.3 million compared to $33.3 million at 30 June, 2009. Cash was used to fund the Group’s operations including the OVATURE clinical trial program for the anti-cancer drug phenoxodiol being undertaken by Novogen’s US subsidiary Marshall Edwards, Inc. (“MEI”), and in connection with the termination of employment of the Company’s CEO in December 2009. The Company will continue to conserve its cash balances and focus resources on the Company’s oncology program.

Revenue

The Company earned gross revenues for the six months ended 31 December, 2009 of $5.1 million, a decrease of $1.3 million from $6.4 million for the same period last year.

Sales of consumer products decreased by $0.7 million to $3.7 million for the six months ended 31 December, 2009 from $4.4 million for the six months ended 31 December, 2008. The decrease was due to the reduction in sales revenue associated with Australia discontinuing sales of the Aliten weight loss product and decreased consumer demand in the U.K. associated with the economic downturn. Sales, when converted to A$, decreased in both the U.K. and Canadian business as a result of a strengthening of the A$ compared to both the GBP and the CAD.

Other revenue for the six months ended 31 December, 2009 reduced by $0.5 million to $1.4 million from $1.9 million for the six months ended 31 December, 2008 due to lower interest receipts on lower cash balances.

Net Loss

The operating loss attributable to Novogen shareholders for the six months ended 31 December, 2009, after allowing for losses attributable to non-controlling interests of $1.5 million decreased by $3.1 million or 34% to $5.9 million compared to $9.0 million in the previous corresponding period.

The net loss from ordinary activities after income tax for the consolidated Group for the six months ended 31 December, 2009 decreased by $3.2 million to $7.4 million from $10.6 million for the same period last year. The decrease in our net loss for the six months ended 31 December, 2009 was primarily due to cost saving related to the termination of enrollment into the Phase III Ovature clinical trial, combined with

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

reduced marketing expenses associated with discontinuing sales of Aliten. Other savings in administrative expenses were offset by the termination payment of $1.7 million made to Company’s CEO, in accordance with his employment contract, on the cessation of his employment in December 2009.

Clinical Trial Developments

Anti-Cancer

Phenoxodiol

Phenoxodiol is being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate cancers. Phenoxodiol is an investigational novel-acting drug that inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

OVATURE Phase III Clinical Trial

The OVATURE trial is a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs to determine its safety and effectiveness when used in combination with carboplatin.

In April, 2009, MEI announced the termination of enrolment into the OVATURE Phase III trial and its intention to undertake an un-blinded analysis of the available data from the trial. The patients currently enrolled in the trial have continued their treatment according to the study protocol. However, MEI has ceased recruiting new patients to participate in the OVATURE trial and the available data from the 142 completed and current patients will be analysed for safety and efficacy outcomes.

MEI decided to terminate new enrolment into the OVATURE Phase III trial and assess the available patient data, in part, because the global financial downturn makes it unlikely that MEI will be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned.  Additionally, changes in the standard of care over the period that the OVATURE trial has been in operation has resulted in fewer women meeting the inclusion criteria of the OVATURE protocol, which slowed patient recruitment rates.

Prostate Phase II Clinical Trial

MEI has completed a Phase II prostate cancer study in advanced hormone refractory disease in Australia and is conducting another Phase II prostate cancer clinical trial using phenoxodiol as first line treatment in men with early stage disease (35 patients targeted with androgen dependent disease but rising PSA) compared to patients with late stage hormone refractory disease (25 patients targeted with chemotherapy naïve androgen independent disease). The study is being conducted at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer.

Triphendiol

Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is a signal transduction inhibitor.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Preliminary screening studies have identified triphendiol as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. Triphendiol is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.

Triphendiol has completed two Phase I human trials in Australia which have demonstrated a high safety profile and acceptable pharmacokinetics when administered by the oral route.

Triphendiol had been granted Orphan Drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer. As well as for the treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the US. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and it is anticipated that significant clinical testing will be required to prove safety and efficacy before marketing applications may be filed with the FDA.

In January, 2009, MEI announced that triphendiol had been granted an Investigational New Drug (IND) approval by the FDA to undertake clinical studies with triphendiol as a chemosensitizing agent in combination with gemcitabine in patients with unresectable locally advanced or metastatic pancreatic and bile duct cancers.

NV-128

NV-128 is a cancer compound which has been shown in pre-clinical studies to promote cancer cell death in multi–drug resistant ovarian cancer cells by targeting the AKT-mTOR pathway. Structurally, NV-128 is an analog of phenoxodiol and triphendiol but in contrast to phenoxodiol, which induces caspase mediated apoptosis, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death via the AKT-mTOR pathway.

Additionally, NV-128, through its capacity to dephosphorylate mTOR appears to inhibit both mTORC1 and mTORC2 activity showing an advantage over existing rapamycin analog mTOR inhibitors which appear to target only mTORC1 making them less effective in those cancer cells that have developed rapalog-resistance and which have a dysfunctional apoptotic cascade.

Dividends Paid or Recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2009.

Auditor's Independence Declaration

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ Philip Johnston

Philip Johnston
Director (Chairman)
Sydney, 25 February, 2010

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

DECLARATION OF INDEPENDENCE BY SIMON COULTON

TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor for the review of Novogen Limited for the half-year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

/s/ Simon Coulton

Simon Coulton

Director

/s/ BDO Kendalls

BDO Audit (NSW-VIC) Pty Ltd

Sydney, February 25, 2010

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

STATEMENT OF COMPREHENSIVE INCOME
for the half year ended 31 December 2009
	Notes	Consolidated
		2009	2008
		$'000	$'000
Revenue from continuing operations	2	5,116	6,375
Expenses	2	(12,514)	(17,019)

Loss before income tax		(7,398)	(10,644)

Income tax expense		(5)	(1)

Loss after tax from continuing operations		(7,403)	(10,645)

Loss for the period		(7,403)	(10,645)

Other comprehensive income/(loss)
Net exchange difference on translation of financial statements of foreign controlled entities		(1,416)	10,097

Other comprehensive income/(loss)		(1,416)	10,097

Total comprehensive income/(loss)		(8,819)	(548)

Loss attributable to:
Non-controlling interest		(1,463)	(1,685)
Novogen Limited		(5,940)	(8,960)
		(7,403)	(10,645)

Total comprehensive income/(loss) attributable to:
Non-controlling interest		(1,883)	1,201
Novogen Limited		(6,936)	(1,749)
		(8,819)	(548)

Basic and diluted earnings/(loss) per share (cents)		(5.8)	(8.8)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

STATEMENT OF FINANCIAL POSITION
As at 31 December 2009
	Consolidated
	December	June
	2009	2009
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	20,265	33,338
Trade and other receivables	2,822	2,252
Inventories	1,515	1,334
Other current assets	420	565
Total Current Assets	25,022	37,489

NON-CURRENT ASSETS
Property, plant and equipment	246	353
Total Non-Current Assets	246	353

TOTAL ASSETS	25,268	37,842

CURRENT LIABILITIES
Trade and other payables	4,103	8,059
Provisions	724	774
Total Current Liabilities	4,827	8,833

NON-CURRENT LIABILITIES
Provisions	125	236
Total Non-Current Liabilities	125	236

TOTAL LIABILITIES	4,952	9,069
NET ASSETS	20,316	28,773

EQUITY

Contributed equity	206,419	206,419
Reserves	(4,006)	(3,010)
Accumulated losses	(185,350)	(179,730)
Parent interest	17,063	23,679

Non-controlling interest	3,253	5,094

TOTAL EQUITY	20,316	28,773
The above statement of financial position should be read in conjunction with the accompanying notes.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Consolidated	Contributed Equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637

Loss for the period		(8,960)		(8,960)	(1,685)	(10,645)
Exchange differences on translation of foreign operations			7,211	7,211	2,886	10,097
Total comprehensive income for the half year	-	(8,960)	7,211	(1,749)	1,201	(548)

Issue of share capital (4,531,633 shares)	5,527			5,527		5,527
Issue of share capital by subsidiary	3,438			3,438		3,438
less non-controlling interest	(2,909)			(2,909)	2,909	-
Share-based payments		363		363	39	402
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(503)	368	55	(80)	80	-
Total transactions with owners in their capacity as owners	5,553	731	55	6,339	3,028	9,367

At 31 December 2008	205,985	(170,480)	(225)	35,280	9,176	44,456

At 1 July 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773

Loss for the period		(5,940)		(5,940)	(1,463)	(7,403)
Exchange differences on translation of foreign operations			(996)	(996)	(420)	(1,416)
Total comprehensive income for the half year	-	(5,940)	(996)	(6,936)	(1,883)	(8,819)

Issue of share capital	-			-		-
Share-based payments		320		320	42	362
Total transactions with owners in their capacity as owners	-	320	-	320	42	362

At 31 December 2009	206,419	(185,350)	(4,006)	17,063	3,253	20,316

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

STATEMENTS OF CASH FLOWS
for the half year ended 31 December 2009

	Consolidated
	2009	2008
	$'000	$'000

Cash flows from operating activities
Net (loss) before tax	(7,398)	(10,644)
Income tax paid	(5)	(1)

Adjustments to reconcile net (loss) to net cash used in operating activities:
Depreciation and amortisation	110	149
Net (gain)/loss on disposal of property, plant and equipment	4	2
Share-based payments	362	402
Net (gain)/loss on exchange rate changes	639	(923)

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables	243	284
(increase)/decrease in other receivables	(813)	(771)
(increase)/decrease in inventories	(181)	(556)
(increase)/decrease in prepayments	145	146
increase/(decrease) in trade and other payables	(3,956)	551
increase/(decrease) in provisions	(161)	86

Net cash flows used in operating activities	(11,011)	(11,275)

Cash flows from investing activities
Acquisition of property, plant and equipment	(6)	(57)
Proceeds from sale of plant and equipment	-	1

Net cash flows from/(used in) investing activities	(6)	(56)

Financing Activities
Proceeds from the issue of ordinary shares	-	5,527
Proceeds from the issue of shares by subsidiary	-	3,438

Net cash provided by/(used in) financing activities	-	8,965

Net increase/(decrease) in cash and cash equivalents	(11,017)	(2,366)
Cash and cash equivalents at beginning of period	32,338	34,386
Effect of exchange rates on cash holdings in foreign currencies	(2,056)	11,023

Cash and cash equivalents at end of period *	19,265	43,043
* Note: an additional $1,000,000 is held as secured cash and is not included in cash equivalents in this cash flow statement
The above statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Note 1. Basis of preparation

This general purpose interim financial report, which incorporates the interim financial statements, for the half-year ended 31 December, 2009 has been prepared in accordance with the requirements of the Corporations Act 2001 and the Australian Accounting Standard AASB 134: Interim Financial Reporting. The interim financial statements have also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

It is recommended that this interim financial report be read in conjunction with the annual financial report for the year ended 30 June, 2009 and any public announcements made by Novogen Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001. The half-year interim financial report does not include full disclosures of the type normally included within the annual financial report.

Reporting Basis and Conventions

The accounting policies and methods of computation followed in this interim financial report are consistent with those applied in the annual report for the year ended 30 June, 2009.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

 Note 2. Revenue and expenses

Profit from Ordinary Activities Part 1 Revenue

	Consolidated
	2009	2008
	$'000	$'000
Revenue

Revenue from the sale of goods	3,731	4,436

Bank Interest	166	616
Royalties	1,219	1,323
	1,385	1,939

Total revenue	5,116	6,375

	Consolidated
	2009	2008
	$'000	$'000
Expenses
Cost of goods sold	(871)	(1,337)
Selling & Distribution	(479)	(562)
Advertising	(370)	(904)
Marketing	(1,435)	(2,672)
Research & development expenses	(3,846)	(8,081)
Administration expenses
Administration - Net currency gains/(losses)	(639)	923
Administration - other expenses	(4,878)	(4,361)
Other expenses	4	(25)

	(12,514)	(17,019)

Borrowing costs	-	-

Expenses included in the numbers above, specifically disclosed:
Depreciation of non-current assets
Plant and equipment	(90)	(138)
Leasehold improvements	(20)	(11)

Total depreciation and amortisation expenses	(110)	(149)

Expense of share-based payments	(362)	(402)

Employee termination payments	(1,929)	-

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Note 3. Contingent assets and liabilities

In relation to the claims received in connection with the termination of enrolment into the OVATURE Phase III clinical trial, the Company has finalised negotiations and signed a deed of release. The Company believes that it does not have any liability in relation to claims previously received.

There have been no other changes in contingent assets or contingent liabilities since the end of the previous annual reporting period, 30 June, 2009.

Note 4. Operating Segments

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources. Previously the Group reported segment information based on both geographic location (Australia/NZ, North America and Europe) and business function, however, it has now aligned the segments reported to be consistent with the way in which the executive management team review operations.

The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Segment report

	DRUG DEVELOPMENT		ONCOLOGY DRUG PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	Actual	Last Year	Actual	Last Year	Actual	Last Year	Actual	Last Year	Actual	Last Year
	(000's)		(000's)		(000's)		(000's)		(000's)
Net Sales	-	-	-	-	3,731	4,436	-	-	3,731	4,436
Other revenue	1,268	1,542	56	220	61	171	-	6	1,385	1,939
Total Revenue	1,268	1,542	56	220	3,792	4,607	-	6	5,116	6,375

Net (Loss)/Profit	(4,810)	(1,653)	(2,686)	(4,941)	972	(2,665)	(879)	(1,386)	(7,403)	(10,645)

Total assets, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity. The drug development segment and the consumer business segments combined have total assets of $20,186,000 as at 31 December, 2009. The oncology drug program segment and the wound healing segment have total assets of $14,337,000 and $85,000 respectively as at 31 December, 2009. As at 30 June, 2009 the drug development segment and the consumer business segments combined have total assets of $22,880,000. The oncology drug program segment and the wound healing segment have total assets of $23,856,000 and $365,000 respectively as at 30 June, 2009. Segment assets, as reviewed by the executive management team, are before intersegment eliminations.

Note 5. Net tangible assets per share

	Consolidated
	2009	2008

Net tangible asset backing per share	$0.20	$0.44

Note 6. Events subsequent to the end of the reporting period

On 9 February, 2010, Novogen’s subsidiary Marshall Edwards, Inc. announced that it intends to effect a reverse share split of 1-for-10 subject to stockholder approval. Upon stockholder approval, the Company intends to promptly effect the 1-for-10 reverse stock split so that 10 shares of issued and outstanding common stock will convert into one share of common stock. The price of each common share would increase by the same ratio so that a stockholder would have fewer but higher priced shares, keeping the total investment the same when the market opens on the date a split becomes effective. A reverse stock split would not have any impact on the voting and other rights of stockholders. A reverse stock split will have no impact on the Company’s business operations.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Financial report for the half-year ended 31 December, 2009

The Directors declare that the financial statements and notes as set out on pages 7 to 14 are in accordance with the Corporations Act 2001; and

(a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December, 2009 and of its performance for the half-year ended on that date.

In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ Philip Johnston

Philip Johnston
Director (Chairman)
Sydney, 25 February, 2010

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

INDEPENDENT AUDITOR’S REVIEW REPORT TO THE

MEMBERS OF NOVOGEN LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Novogen  Limited, which comprises the statement of financial position as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor’s review report was made.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2009

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

BDO Audit (NSW-VIC) Pty Ltd

/s/ Simon Coulton
Simon Coulton
Director

Sydney, 25 February 2010.